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Axos Financial, Inc. Investor Presentation

November 3, 2026

NYSE: AX

Safe Harbor

This presentation contains forward-looking statements that involve risks and uncertainties, including without limitation statements relating to Axos Financial, Inc.'s ("Axos") financial prospects and other projections of its performance and asset quality, Axos' deposit balances and capital ratios, Axos' ability to continue to grow profitably and increase its business, Axos' ability to continue to diversify its lending and deposit franchises, the anticipated timing and financial performance of other offerings, initiatives, and acquisitions, expectations of the environment in which Axos operates and projections of future performance. These forward-looking statements are made on the basis of the views and assumptions of management regarding future events and performance as of the date of this presentation. Actual results and the timing of events could differ materially from those expressed or implied in such forward-looking statements as a result of risks and uncertainties, including without limitation Axos' ability to successfully integrate acquisitions and realize the anticipated benefits of the transactions, changes in the interest rate environment, monetary policy, inflation, tariffs, government regulation, general economic conditions, changes in the competitive marketplace, conditions in the real estate markets in which we operate, risks associated with credit quality, our ability to attract and retain deposits and access other sources of liquidity, and the outcome and effects of litigation and other factors beyond our control. These and other risks and uncertainties detailed in Axos' periodic reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended June 30, 2026, Form 10-Q for the quarter ended



September 30, 2026 and its last earnings press release, could cause actual results to differ materially from those expressed or implied in any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Axos undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All written and oral forward-looking statements made in connection with this presentation, which are attributable to us or persons acting on Axos' behalf, are expressly qualified in their entirety by the foregoing information.

Axos Financial's Three Divisions Provide the Foundation for Sustained Long-term Growth


Consumer Banking
Securities
Commercial Banking

Investment Thesis

- Diverse mix of assets, deposits, and fee income reduces risk and provides multiple growth opportunities in varying environments
- Asset-based lending at low loan-to-values has resulted in low historical credit losses
- Differentiated retail digital strategy from "online savings banks" or fin-tech competitors
- Structural cost advantage vs. traditional banks
- New business initiatives generate incremental loan, deposit and fee income growth
- Direct-to-consumer and securities clearing and custody businesses provide differentiated sources of growth
- Technology synergies among divisions reduce overall client acquisition and servicing costs

axos

Diversified Sources of Lending, Deposits and Fee Income

	Consumer Banking	Commercial Banking	Securities
Lending	› Auto Lending › Single-Family Mortgages › Personal Unsecured	› Asset-Based Lending › C&I Lending › Commercial Real Estate Specialty Lending › Equipment Finance › Fund Finance › Lender Finance › Multifamily	› Margin Lending › Securities Lending › SBLOCs
Deposits	› Checking › Savings › Money Market › CDs › Bundled Products › IRAs	› Cash and Treasury Management › HOA › Axos Fiduciary Services › Business Management › Payment Processing	› Cash Sweeps › Money Market
Fee Income	› Mortgage Banking	› Banking Fees › FX › Prepayment Fees › Operating Lease Income › Unused Line of Credit Fees › Referral Fees	› Clearing Fees › Custody Fees › Mutual Fund/ETF Fees › Commissions › Investment Management Fees
Technology	› Universal Digital Bank	› ACE (Cash and TM) › Zenith (Business Management) › Unity (Fiduciary Services)	› Axos Professional Workstation (APW)

Axos is a Top Performer Versus Bank Peer Group

	Axos Bank	Peer Group[1]	Percentile
ROAA	2.18%	0.91%	95%
Return on Equity	22.41%	8.26%	95%
NIE/Avg Assets	2.20%	2.41%	35%
Net Interest Income	4.47%	3.04%	94%
Efficiency Ratio	43.11%	67.38%	7%

A 95th-percentile ROE means that the Bank outperformed 95% of peer banks. A 7th-percentile efficiency ratio means only 7% of peer banks have lower expenses relative to revenues.

Source: Uniform Bank Performance Report (UBPR) as of June 30, 2026 data retrieved September 30, 2026.
Note 1: Peer group is all savings banks with assets greater than $1 billion for quarter ended June 30, 2026

Consolidated Fiscal First Quarter 2027 Highlights Compared with Fiscal First Quarter 2026

Asset Growth



$ Millions
40,000
30,000
20,000
10,000
0
27,432
12%
30,845
Q1 2026
Q1 2027

Deposit Growth



$ Millions
30,000
25,000
20,000
15,000
10,000
5,000
0
22,265
14%
25,413
Q1 2026
Q1 2027

Net Income



$ Millions
200
150
100
50
0
112.4
15%
129.6
Q1 2026
Q1 2027

Diluted EPS



$ Diluted EPS
3.00
2.00
1.00
0.00
1.94
16%
2.25
Q1 2026
Q1 2027

Consolidated Return on Equity = 15.66%

Consolidated Return on Assets = 1.72%

Diluted EPS and Book Value Per Share Have Been Consistently Strong

Diluted EPS (FY)


$ Per Share
10.00
7.50
5.00
2.50
0.00
19.0% CAGR
1
3.56
3.97
5.07
7.66
7.43
8.48
2021
2022
2023
2024
2025
2026

Book Value Per Share (FY)


$ Per Share
60.00
40.00
20.00
0.00
18.8% CAGR
23.62
27.48
32.53
40.26
47.46
55.81
2021
2022
2023
2024
2025
2026

Note 1: The year ended June 30, 2024, included a one-time pre-tax gain of approximately $92.4 million, or $1.11 per diluted common share, related to the FDIC Loan Purchase

Resilient Net Interest Margin Through a Variety of Interest Rate Cycles



6%
5%
4%
3%
2%
1%
0%
5.33%
5.08%
4.90%
4.70%
4.64%
4.33%
4.62%
3.88%
3.63%
4.35%
4.13%
0.26%
2022
2023
2024
2025
2026
Q1 2027
NIM
Effective Fed Funds Rate

Loan Growth by Category

$ Millions

Loans	Category	Subcategory	Q1 FY27	Q4 FY26	Inc (Dec)
Loans	Single Family Mortgage & Warehouse	Jumbo Mortgage	$ 3,744	$ 3,789	$ (45)
		SF Warehouse Lending	703	793	(90)
	Multifamily & Commercial Mortgage	Multifamily	1,396	1,454	(58)
		Small Balance Commercial	977	1,030	(53)
	Commercial Real Estate	CRE Specialty	7,873	7,271	602
		Lender Finance RE	1,785	1,597	188
	Commercial & Industrial Non-RE	Lender Finance Non-RE	1,811	1,985	(174)
		Asset-Based and Cash Flow Lending	3,139	3,011	128
		Equipment Lending and Leasing	1,806	1,750	56
		Capital Call Facilities	2,405	2,750	(345)
	Auto & Consumer	Auto	621	578	43
		Unsecured/Overdraft	99	88	11
			$ 26,359	$ 26,096	$ 263

axos

Holistic Credit Risk Management

What We Do

Utilize a holistic credit-risk management framework to manage and monitor credit quality at each stage of the loan life cycle, and leverage specialized credit tools to optimize monitoring and reporting capabilities

Credit Monitoring & Oversight

Loan Life Cycle	Set Appetite	Originations	Portfolio Management	Reporting	Special Assets
Axos Credit Objectives	Establish Credit Framework and Culture	Safe Growth	Monitor Assets Throughout Life Cycle	Data-Driven Decision Making	Mitigate Problem Loans
Example of Credit Tools	› Board of Directors › Annual Strategic Plan › Corporate Governance › Policies & Approval Authorities	ncino CoStar Group RIMS exactbid	LERETA	Microsoft SQL Server	LERETA

Note: Credit tools list is a sampling and is not purported to be comprehensive.

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Reserve (UCL)

($ in millions)


360
340
320
300
280
260
240
220
200
19.3
347.4
(73.9)
3.2
(3.2)
27.7
16.1
304.4
June 30, 2026
ACL + UCL
Gross Charge-offs
Gross Recoveries
Provision for Credit Losses
September 30, 2026
ACL + UCL
ACL
UCL

Commercial Real Estate Specialty[1] Detail as of September 30, 2026

61% of total Commercial Real Estate Specialty balance at September 30, 2026 is indirect note structures where Axos has first payment priority; these loans carry a weighted-average LTV of 45%. Below is a breakdown of the stage of the properties underlying the CRES loans:

Loan Type	Balance (mm)	Weighted Avg. LTV
Construction	$ 3,769	45 %
Bridge	3,165	51
Stabilized	859	63
Pre-development	80	48
Total	**$ 7,873**	**50 %**

Note 1: Includes Commercial Real Estate Specialty loan portfolio only

Diversified Deposit Gathering

Approximately 85% of deposits are FDIC-insured or collateralized

- Serves approximately 30% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
- Software allows servicing of SEC receivers and non-chapter 7 cases

- Full service digital banking, wealth management, and securities trading

- Title and escrow companies
- HOA and property management
- 1031 exchange firms
- Business management and entertainment



Fiduciary Services $1.1B
Consumer Direct $14.0B
Specialty Deposits $3.9B
Total Deposits: $25.4B
Distribution Partners $0.3B
Axos Securities[1] $1.0B
Small Business Banking $1.3B
Commercial & Treasury Management $3.8B

- White-label banking

- Broker-dealer client cash
- Broker-dealer reserve accounts

- Business banking with a full suite of cash management services

- Full service treasury/cash management
- Team enhancements and geographic expansion
- Bank and securities cross-sell

Deposit balances as of September 30, 2026
Note 1: Excludes approximately $450 million of off-balance sheet deposits

axos

Five-Year Deposit Growth

($ in billions)



$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$—
15.2% CAGR
$13.9
$17.1
$19.4
$20.8
$24.6
$25.4
6/30/2022
6/30/2023
6/30/2024
6/30/2025
6/30/2026
9/30/2026

Customer Base and Deposit Volume is Well Distributed Throughout the United States



WA
OR
CA
NV
ID
MT
WY
UT
AZ
NM
CO
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MS
MI
IN
KY
TN
AL
OH
WV
GA
FL
SC
NC
VA
PA
NY
MD
DE
NJ
CT
RI
MA
VT
NH
ME
Count of Accounts
1
2,000
4,000
6,000
8,000
10,000
11,139
Average Balance
$0
$250,000

Axos Deposits Have National Reach With Customers in Every State

axos

Non-Interest Income Growth and Diversification

Year Ended
June 30, 2020

Total Non-Interest Income =
$103.0 million



$6.0
$27.5
$46.3
$23.2
($ in millions)
Prepayment Penalty Fee Income
Mortgage Banking and Servicing Rights
Banking and Service Fees
Broker-Dealer Fees

Three Months Ended
September 30, 2026

Total Non-Interest Income =
$255.3 million[1]



$27.2
$9.8
$37.5
$140.7
$40.1
($ in millions)
Prepayment Penalty Fee Income
Mortgage Banking and Servicing Rights
Advisory Fees
Banking and Service Fees
Broker-Dealer Fees

Note 1: Represents annualized quarterly September 30, 2026 data

Axos Clearing and Custody Highlights

- Leadership team with more than 225 years of combined industry experience.
- Proprietary front- and back-end technologies for advisors and broker-dealers.
- $48 billion in Clearing Services client assets under custody and/or administration.

Three Months Ended September 30, 2026



Net Interest Income 4%
Custody 23%
Securities Lending 10%
Margin Lending 13%
Clearing Fees & Execution 16%
Cash Sorting 34%

Custody	$	9,369,755
Clearing Fees & Execution		6,366,458
Cash Sorting		13,906,250
Margin Lending		5,053,681
Securities Lending		3,941,181
Net Interest Income		1,683,453
Net Revenues	**$**	**40,320,778**

Three Months Ended June 30, 2020



Net Interest Income 5%
Securities Lending 17%
Clearing Fees & Execution 54%
Margin Lending 15%
Cash Sorting 9%

Custody	$	–
Clearing Fees & Execution		4,817,561
Cash Sorting		811,599
Margin Lending		1,455,625
Securities Lending		1,588,500
Net Interest Income		494,424
Net Revenues	**$**	**9,167,709**

Axos Securities Roadmap

Leverage expertise and technologies in clearing and custody to serve a broader client base

Past

2018 - 2022

COR CLEARING

TRUST COMPANY OF AMERICA

People
- Highly skilled in the business segment(s) being served

Processes
- Operational inefficiencies (high cost, inflexible)

Technology
- Closed ecosystem technology and dependent on 3rd party solutions

Present

2023 - 2026

axos CLEARING A subsidiary of Axos Financial™ | axos ADVISOR SERVICES

People
- Learning new skills within the current business vertical (adaptable, siloed)

Processes
- Leveraging technology for efficiencies / outsourcing low value tasks (enhanced accuracy, better resource utilization)

Technology
- Home-grown bi-furcated technology (duplicative, confusing)

Future

2027+

axos SECURITIES

People
- Broad growth in competence and knowledge (Collaborative, Aligned, Client-Centric)

Processes
- Digital transformation that drives automation and scalability (Data- driven, AI, Machine Learning, Agile)

Technology
- Entitlement-based single pane of glass tech & open architecture data solution(s) meet clients where they are at (Innovative, Differentiated, Flexible)

Secular Industry Trends Provide Opportunities for Axos

Fee Compression for Active and Passive Investment Managers

- RIAs need to reduce costs and streamline back-office ops
- Automation frees up time/resources for client interactions

Advisors are Leaving Wirehouses to Become Independent Advisors

- Axos to provide bundled securities clearing, custody and banking services
- Target small & medium-sized RIAs and IBDs that large custodians do not serve well

Aging Advisor Population is Driving Consolidation and Succession Planning

- Axos to provide succession-based and M&A financing to RIAs and IBDs
- Nationwide footprint and industry focus are competitive advantages

Digitization of Wealth Management

- Axos offers direct-to-consumer self-directed trading and robo-advisory solutions; will offer private label robo-advisory solutions to independent RIAs

Axos' Business Model is Differentiated From Other Banks

Customer Acquisition	Sales	Servicing	Distribution
› Digital Marketing › Affinity and Distribution Partners › Data mining/target feeding direct marketing › Cross-selling	› Automated fulfillment › Inbound call center sales › Outbound call center sales › Minimal outside sales › Significant inside sales	› Self-service › Digital journey › Direct banker (call center)	› Balance sheet › Whole loan sales options › Securitization

Core Digital Capabilities

Data Driven Insight	Integrated Customer Experience	Digital Marketing	Digitally Enabled Operations	Next-Gen Technology

axos

Evolving Capabilities of the UDB Platform

UDB offers a growing set of products, capabilities and integrations

UDB 1.0 → UDB 2.0 → White Label UDB

Products + Features

- Banking: Axos deposit products
- Borrowing: Axos loan products
- Investing: Managed Portfolios, Self Directed Trading
- Planning: Account Aggregation, PFM, Credit Monitoring

Segments

- Co-branded Wealth Management
- Small Business Banking

Enablers

- Personalized Offers + Content
- SSO to Enrollment Portals
- Universal Enrollment: Single, digital point of sale

Operational Productivity Initiatives

Automation/Straight-Through Processing

- Leverage APIs to streamline workflows for clients on the front end in new commercial deposit platform (ACE)
- Abstract authentication and entitlements out of core to make it more scalable and customizable

Low-Code Development

- Axos Professional Workstation (APW) development
- Code refresh for AAS' advisor platform
- New feature and platform development for Axos Invest/SDT

Artificial Intelligence

- QC of various legal documents and contracts
- Streamline various credit and portfolio management functions (i.e. appraisal reviews)
- Automate additional risk and compliance monitoring tasks

Offshoring

- Commercial spreading and manual credit underwriting tasks to ABC/Acuity
- Bookkeeping, accounts payable and other accounting functions

Contact Information

Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO
investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, SVP Corporate Development and Investor Relations
Phone: 858.649.2218
Mobile: 858.245.1442
jlai@axosfinancial.com